UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

China Advanced Construction Materials Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169365 10 3

(CUSIP Number)

Mr. Weili He

9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District, Beijing

People’s Republic of China 100190
Telephone: +(86) (10) 825 25361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018 Attention: Joan Wu

Telephone: +1 (212) 530-2208

July 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Weili He I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 155,088
	8	SHARED VOTING POWER: 155,088
	9	SOLE DISPOSITIVE POWER: 155,088
	10	SHARED DISPOSITIVE POWER: 155,088
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.47% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage is calculated based on 4,470,313 shares of common stock outstanding as of May 11, 2018 as disclosed in the Issuer’s Form 10-Q filed on May 15, 2018.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 4, 2018 (the “Original Schedule 13D”). This Amendment is being filed to solely correct the date of completion of the sale of the 1,117,300 shares of restricted common stock of the Company to Hou Sing International Business Limited (“Hou Sing”).Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

On May 4, 2018, the Reporting Person acquired 896,766 shares of restricted common stock of the Company in consideration of forgiveness of debt in the amount of $$1,838,369.60 owned by the Company to the Reporting Person. The number of shares being issued was determined based on $2.05 per share, the closing bid price quoted by Nasdaq on April 3, 2018.

On July 2, 2018, the Reporting Person sold 1,117,300 shares of restricted common stock of the Company to Hou Sing International Business Limited (“Hou Sing”) pursuant to certain securities purchase agreement by and among the Reporting Person, Mr. Xianfu Han and Hou Sing dated May 16, 2018 in consideration of Hou Sing’s forgiveness of debt of $ 2,658,093 owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: July 9, 2018

	By:	/s/ Weili He
	Name:	Weili He

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